                                   APPENDIX 2

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C., 20549

                                    FORM 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2000


                       PEACE ARCH ENTERTAINMENT GROUP INC.
                 -----------------------------------------------
                 (Translation of Registrant's name into English)

          #302, 1132 Hamilton Street, Vancouver, B.C., Canada, V6B 2S2
          ------------------------------------------------------------
                     (Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20F or Form 40-F.

Form 20-F         [ X ]             Form 40-F        [___]]

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      [___]             No       [ X ]

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-_______________ )]

                                 PEACE ARCH LOGO

                              FOR IMMEDIATE RELEASE

                PEACE ARCH ENTERTAINMENT EXCEEDS EXPECTATIONS FOR
               ITS FIRST QUARTER WITH EARNINGS OF $0.09 PER SHARE

VANCOUVER, British Columbia (January 27, 2000) - Peace Arch Entertainment Group Inc., (AMEX: "PAE"; TSE: "PAE.A", "PAE.B"), which develops, produces and distributes proprietary television programming for worldwide markets, today announced operating results for the first quarter of its Fiscal Year 2000.

For the three months ended November 30, 1999, the Company reported earnings of $363,607, or $0.09 per diluted share, on revenue of $8.5 million. In the comparable quarter of last year, the Company reported earnings of $846,196, or $0.28 per diluted share, on revenue of $15.1 million. The weighted average number of common shares outstanding increased 25% to 3,785,000 in the most recent quarter, versus 3,026,000 a year earlier, as a result of the Company's public stock offering in July 1999. The Company realized the benefit of the last of its tax losses in the prior fiscal year, resulting in current period tax expense of $392,000 compared with $116,000 for the comparable period of last year.

"We are pleased with our first quarter operating results," stated Juliet Jones, Chief Financial Officer of Peace Arch Entertainment Group Inc. "Pre-tax earnings from operations of $670,000 compared with $962,000 in the first quarter of last year, and were better than anticipated due to improved margins on both proprietary programming service production. Pretax profit margins from operations improved to 7.9% of revenues in the most recent quarter, from 6.4% in the comparable prior-year period."

"The decline in revenue was expected and reflects the delivery of fewer episodes of programming. In the series television business, programming delivery schedules can vary significantly on a quarter-to-quarter basis. We believe this is a temporary decline that does not reflect the underlying strength of our business. At the present time, we expect revenues to decline in our second fiscal quarter, relative to the prior-year period, due in part to the postponement of several episodes of our award winning series, `First Wave'," continued Jones. "The postponement was necessary so that a principal cast member could undergo elective back surgery. We expect an increase in third quarter revenue, which will benefit from the delivery of the postponed episodes. Fourth quarter revenue is expected to reflect further growth, based on the strength of our production slate."

"Peace Arch had a busy quarter which led to a number of accomplishments that have not yet been reflected in our bottom line" commented Cameron White, Chief Executive Officer of Peace Arch. "During the quarter, we launched STREAMSCAPES(TM), our B2B Web-based communications tool and signed a groundbreaking deal with MP3.com to source original score music through the Internet. We also added David Steinberg (SEINFELD, MAD ABOUT YOU AND FRIENDS) and Frank van Keekan (MAD ABOUT YOU, MATERIAL WORLD and the recently premiered SAMMY) to the expanding roster of "A List" creative talent that we are working with. Our development activities have also expanded to the point where we presently have development funding agreements with virtually all of Canada's leading private broadcast networks."

"At the present time we have shows airing in over 80 million households throughout North America and in over 40 countries worldwide" continued White. "The worldwide acceptance of our shows, combined with our proven ability to deliver quality television on time and on budget, has created many new opportunities for Peace Arch. Our goal is to select the very best of these opportunities and create exciting new programming which can add to the value of our program library".

Peace Arch Entertainment Group Inc. (formerly Vidatron Entertainment Group Inc.) develops, produces and distributes proprietary television programming for worldwide markets. The Company is headquartered in Vancouver, British Columbia, and its stock trades on the American Stock Exchange under the symbol "PAE", and on the Toronto Stock Exchange under the symbols "PAE.A" and "PAE.B".

(NOTE: THE FINANCIAL STATISTICS INCLUDED IN THIS RELEASE ARE REPRESENTED IN CANADIAN DOLLARS. ON NOVEMBER 30, 1999 THE BANK OF CANADA NOON SPOT RATE WAS US$0.68 FOR EACH $1.00 CANADIAN.)

      THIS PRESS RELEASE INCLUDES STATEMENTS THAT MAY CONSTITUTE FORWARD-LOOKING STATEMENTS, USUALLY CONTAINING THE WORDS BELIEVE , ESTIMATE , PROJECT , EXPECT OR SIMILAR EXPRESSIONS. THESE STATEMENTS ARE MADE PURSUANT TO THE SAFE HARBOR PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. FORWARD-LOOKING STATEMENTS INHERENTLY INVOLVE RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THE FORWARD-LOOKING STATEMENTS. FACTORS THAT WOULD CAUSE OR CONTRIBUTE TO SUCH DIFFERENCES INCLUDE, BUT ARE NOT LIMITED TO, CONTINUED ACCEPTANCE OF THE COMPANY'S PRODUCTS AND SERVICES IN THE MARKETPLACE, COMPETITIVE FACTORS, DEPENDENCE UPON THIRD-PARTY VENDORS, AND OTHER RISKS DETAILED IN THE COMPANY'S PERIODIC REPORT FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION. BY MAKING THESE FORWARD-LOOKING STATEMENTS, THE COMPANY UNDERTAKES NO OBLIGATION TO UPDATE THESE STATEMENTS FOR REVISIONS OR CHANGES AFTER THE DATE OF THIS RELEASE.

            Additional information on Peace Arch Entertainment Group
              can be accessed on the Internet at WWW.PEACEARCH.NET

                   For additional information, please contact:

                       Juliet Jones, CFO at (604) 681-9308
                  Tina Baird, Media Relations at (604) 985-8991

                                       or

             R. J. Falkner & Company, Investor Relations Counsel at
              (800) 377-9893 or via e-mail at INFO@RJFALKNER.COM.

                        (Financial Highlights to Follow)

                       PEACE ARCH ENTERTAINMENT GROUP INC.

                           CONSOLIDATED BALANCE SHEETS
                        AS AT NOVEMBER 30, 1998 AND 1999


(Expressed in thousands of Canadian dollars)


----------------------------------------------------------------------------------------------------------------------------
                                                                                                 1998                 1999
----------------------------------------------------------------------------------------------------------------------------
ASSETS

Cash and cash equivalents                                                                   $   1,975            $   3,862
Accounts receivable                                                                             1,148                4,737
Tax credits receivable                                                                         10,228               15,859
Productions in progress                                                                        11,831                2,391
Prepaid expenses and deposits                                                                     354                  242
Investment in television programming                                                            7,592               11,458
Property and equipment                                                                          9,560                7,030
Deferred costs                                                                                    156                  307
Goodwill and trademarks                                                                         2,511                3,152
--------------------------------------------------------------------------------------------------------------------------
                                                                                            $  45,355            $  49,038
==========================================================================================================================

LIABILITIES AND SHAREHOLDERS' EQUITY

Bank indebtedness                                                                           $   5,331            $   8,064
Accounts payable and accrued liabilities                                                        2,462                6,001
Loans due to directors and shareholders                                                           386                    -
Deferred revenue                                                                               10,244                3,204
Deferred gain                                                                                       -                1,086
Future income taxes                                                                                 -                1,373
Debt                                                                                            8,353                4,186
--------------------------------------------------------------------------------------------------------------------------
                                                                                               26,776               22,948
--------------------------------------------------------------------------------------------------------------------------

Shareholders' equity:
   Share capital                                                                               26,178               32,182
   Authorized:
      100,000,000 Class A Multiple Voting Shares
         Issued - 1,490,484 (Nov 30, 1998 -  1,512,965)
      100,000,000 Class B Subordinate Voting Shares
         Issued - 2,295,459 (Nov 30, 1998 - 1,512,970)
      25,000,000 Preference Shares, issuable in series
         Issued - nil

  Other paid-up capital                                                                             -                  136
  Deficit                                                                                      (7,599)              (6,228)
--------------------------------------------------------------------------------------------------------------------------
                                                                                               18,579               26,090
--------------------------------------------------------------------------------------------------------------------------
                                                                                            $  45,355            $  49,038
==========================================================================================================================


                       PEACE ARCH ENTERTAINMENT GROUP INC.

                      CONSOLIDATED STATEMENTS OF OPERATIONS
              FOR THE THREE MONTHS ENDED NOVEMBER 30, 1998 AND 1999

(Expressed in thousands of Canadian dollars except per share information)


--------------------------------------------------------------------------------------------------------------------------
                                                                                                 1998              1999
--------------------------------------------------------------------------------------------------------------------------
REVENUE                                                                                   $   15,124              $  8,528

EXPENSES:
  Amortization of television programming                                                      12,514                 6,019
  Other costs of production and sales                                                            761                   648
  Depreciation and amortization                                                                   87                   145
  Selling, general and administrative                                                            584                   819
  Interest                                                                                       216                   227
--------------------------------------------------------------------------------------------------------------------------
                                                                                              14,162                 7,858
--------------------------------------------------------------------------------------------------------------------------
Earnings from operations before undernoted                                                       962                   670
   Gain on sale of asset                                                                           -                    86
--------------------------------------------------------------------------------------------------------------------------
                                                                                                   -                    86
--------------------------------------------------------------------------------------------------------------------------

Earnings before income taxes                                                                     962                   756
Income taxes                                                                                     116                   392
--------------------------------------------------------------------------------------------------------------------------

NET EARNINGS FOR THE PERIOD                                                                      846                   364

Deficit, beginning of period                                                                  (8,445)               (6,592)
--------------------------------------------------------------------------------------------------------------------------

DEFICIT, END OF PERIOD                                                                    $   (7,599)             $ (6,228)
==========================================================================================================================

BASIC NET EARNINGS PER COMMON SHARE                                                       $     0.28              $   0.09
==========================================================================================================================

FULLY DILUTED EARNINGS PER COMMON SHARE                                                   $     0.28              $   0.09
==========================================================================================================================

Weighted average number of shares outstanding
   during the period (000's)                                                                   3,026                 3,785


                       PEACE ARCH ENTERTAINMENT GROUP INC.

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
              FOR THE THREE MONTHS ENDED NOVEMBER 30, 1998 AND 1999

(Expressed in thousands of Canadian dollars)


---------------------------------------------------------------------------------------------------------------------------
                                                                                                 1998                 1999
---------------------------------------------------------------------------------------------------------------------------
Operating activities:
    Net earnings                                                                            $     846            $     364
    Items not involving cash:
       Depreciation and amortization                                                           12,867                6,149
       Future income taxes                                                                          -                  289
       Gain on sale of assets                                                                       -                 (106)
       Other                                                                                        -                    8
    Changes in non-cash working capital                                                        (2,540)              (1,038)
---------------------------------------------------------------------------------------------------------------------------
                                                                                               11,173                5,666
---------------------------------------------------------------------------------------------------------------------------

Investing activities:
    Investment in television programming                                                      (14,740)              (7,235)
    Increase in deferred costs                                                                    (46)                 (79)
    Increase in goodwill and trademarks                                                             -                   (9)
    Property and equipment acquired                                                               (96)                  (5)
---------------------------------------------------------------------------------------------------------------------------
                                                                                              (14,882)              (7,328)
---------------------------------------------------------------------------------------------------------------------------

Financing activities:
    Issue of common shares, net                                                                 1,200                    -
    Increase in bank indebtedness                                                               2,682                1,132
    Repayment of debt                                                                             (74)                 (63)
---------------------------------------------------------------------------------------------------------------------------
                                                                                                3,808                1,069
---------------------------------------------------------------------------------------------------------------------------

Increase (decrease) in cash and cash equivalents                                                   99                 (593)
Cash and cash equivalents, beginning of period                                                  1,876                4,455
---------------------------------------------------------------------------------------------------------------------------

Cash and cash equivalents, November 30                                                     $    1,975           $    3,862
===========================================================================================================================

Supplementary information:
    Interest paid                                                                           $     137            $      96
    Income taxes paid                                                                               -                    -


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                            Peace Arch Entertainment Group Inc.
                                            -----------------------------------
                                                      (Registrant)

Date  January 27th, 2000                    By   /S/ JULIET JONES
      -----------------------------             ------------------------
                                                      (Signature)*
                                                Juliet Jones, CFO
-----------------------------------
*Print the name and title under the
signature of the signing officer.

                              GENERAL INSTRUCTIONS

A.       Rule as to Use of Form 6-K,

This form shall be used by foreign private issuers which are required to furnish reports pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934.

B.       Information and Document required to be Furnished,

Subject to General Instruction D herein, an issuer furnishing a report on this form shall furnish whatever information, not required to be furnished on Form 40-F or previously furnished, such issuer (I) makes or is required to make public pursuant to the law of the jurisdiction of its domicile or in which it is incorporated or organized, or (ii) files or is required to file with a stock exchange on which its securities are traded and which was ;made public by that exchange, or (iii) distributes or is required to distribute to its security holders.

The information required to be furnished pursuant to (I), (ii) or (iii) above is that which is material with respect to the issuer and its subsidiaries concerning: changes in business; changes in management or control; acquisitions or dispositions of assets; bankruptcy or receivership; changes in registrant's certifying accountants; the financial condition and results of operations; material legal proceedings; changes in securities or in the security for registered securities; defaults upon senior securities; material increases or decreases in the amount outstanding of securities or indebtedness; the results of the submission of matters to a vote of security holders; transactions with directors, officers or principal security holders; the granting of options or payment of other compensation to directors or officers; and any other information which the registrant deems of material importance to security holders.

This report is required to be furnished promptly after the material contained in the report is made public as described above. The information and documents furnished in this report shall not be deemed to be "filed" for the purpose of
Section 18 of the Act or otherwise subject to the liabilities of that section.

If a report furnished on this form incorporates by reference any information not previously filed with the Commission, such information must be attached as an exhibit and furnished with the form.

C.       Preparation and Filing of Report

This report shall consist of a cover page, the document or report furnished by the issuer, and a signature page. Eight complete copies of each report on this form shall be deposited with the Commission. At least one complete copy shall be filed with each United States stock exchange on which any security of the registrant is listed and registered under Section 12(b) of the Act. At least one of the copies deposited with the Commission and one filed with each such exchange shall be manually signed. Unsigned copies shall be conformed.

D.       Translations of Papers and Documents into English

Reference is made to Rule 12b-12(d) [17 CFR 240.12b-12(d)]. Information required to be furnished pursuant to General Instruction B in the form of press releases and all communications or materials distributed directly to security holders of each class of securities to which any reporting obligation under Section 13(a) or 15(d) of the Act relates shall be in the English language. English versions or adequate summaries in the English language of such materials may be furnished in lieu of original English translations.

Notwithstanding General Instruction B, no other documents or reports, including prospectuses or offering circulars relating to entirely foreign offerings, need be furnished unless the issuer otherwise has prepared or caused to be prepared English translations, English versions or summaries in English thereof. If no such English translations, versions or summary have been prepared, it will be sufficient to provide a brief description in English of any such documents or reports. In no event are copies of original language documents or reports required to be furnished.